July 22, 2005

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W. – Mail Stop 4561

Washington, D.C. 20549

Attention: Isa Farhat

Re:	Hudson United Bancorp

Form 10-K for the year ended December 31, 2004

File No. 1-08660

Ladies and Gentlemen:

On behalf of Hudson United Bancorp (“Hudson United” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated June 23, 2005 regarding the above referenced 10-K. Listed below is additional information regarding the transfer of investment securities into the trading portfolio.

2003 Transfer

During the year ended December 31, 2003, Hudson United Bancorp transferred $133.5 million of investment securities from the available-for-sale portfolio to the trading portfolio and recorded a gain of $3.4 million.

The Company made a decision to sell the securities before the end of the first quarter 2003. This is the background to that decision.

The securities were owned in HUB Mortgage Investments, Inc., the REIT subsidiary (the “REIT”) of Hudson United Bank. The sales by the REIT generate capital gains to offset capital loss carry forwards (“CLCs”) that existed for Federal income tax purposes at the REIT.

The CLCs needed to be fully absorbed by realized capital gains by the REIT before the end of 2005 or expire as worthless.

The sales of high coupon securities were also consistent with the Company’s established asset-liability strategies. These strategies included a pattern of sales over time to reduce perceived excessive interest rate risk, credit risk and prepayment risk in the investment securities portfolio. This helps the Company avoid potential excess volatility in the Company’s projected net interest income and in the market value of its overall balance sheet.

The decision to postpone the planned sales until early April 2003 was due to the unusually high volatility and reduced liquidity in the fixed income markets in March of 2003.

The following chart highlights the increased volatility in the Treasury market, which ordinarily is the most liquid section of the fixed income market, in the past month.

	March 2003	February 2003	Actual Price Difference	Difference In Price In % Terms
Change in the Price of 5 year Treasuries in the Month from Highest Price to Lowest Price
• In Price	2 21/32	1 22/32	31/32	57%
• In Percentage	2.69%	1.02%	1.67%	163%

Five year Treasuries were more than twice as volatile in percentage price movements in March 2003 as they were in February 2003. The yield on 5 year Treasuries in March 2003 was as low as 2.43% and as high as 3.03%, which is a monthly yield volatility of 60 basis points.

The volatility in price and yield was caused by the initiation of the war in Iraq. This is certainly a rare and highly unusual situation, and not a normal occurrence that market participants expect to experience.

This price and yield volatility created risk to the Company in attempting to actually realize the full value of the unrealized gain when selling fixed rate securities. The “realization of market value” risk to the Company is increased when consideration is given to the traditional reluctance of the dealers in securities in any market to take inventory risk just before the end of the quarter. The “realization of market value” risk is further increased in attempting to sell securities in a volatile market at the end of a quarter at a price that is a significant premium to par.

While the Company recognized that transfers of assets into or out of the trading category are expected to be “rare” according to the accounting literature, the Company believes that the combination of the existence of the war with Iraq and the related market volatility are “rare” occurrences. Thus, the decision to classify the securities as trading assets at March 31, 2003 was made to reflect the actual profit and loss on these securities in earnings in the appropriate period, and was consistent with our actual intent to sell them for tax planning and asset liability management purposes.

The net securities gains for the quarter from all sources were $277,000.

2004 Transfer

In November 1999, Hudson United Bancorp acquired 100% of Jeff Banks, Inc., a publicly traded bank holding company. At the time of the acquisition, Jeff Banks, Inc. had invested in a start up internet company “The Bancorp.com, Inc.” Hudson United Bancorp owned 92,282 restricted shares of The Bancorp.com, Inc. which shares were not publicly traded. The 92,282 restricted shares represented less than 20% ownership.

The Bancorp.com, Inc. stock certificate (number C0113) issued April 13, 2000 representing 92,282 shares of common stock issued to Hudson United Bancorp bears the legend “Restricted Securities” on the face of the certificate.

Hudson United Bancorp recorded the securities in the available for sale securities portfolio. From the date of acquisition of the shares the Company recorded several impairment charges reducing the carrying value to $197,820 at December 31, 2003.

For December 31, 2004, Hudson United Bancorp has concluded from the date of acquisition of The Bancorp.com, Inc. common stock through November 30, 2004 the securities should have been classified as other assets at cost adjusted for other than temporary impairment write downs. The securities did not meet the requirements of SFAS 115 of having a readily determinable fair value. Although the balance sheet classification was incorrect, the carrying value and income statement charges would remain unchanged.

Hudson United Bancorp has reviewed the accounting pronouncements and determined that SFAS 115 and APB 18 apply to the accounting for these securities.

SFAS 115 paragraph 3a. establishes which equity securities are subject to the requirements of the standard. “Except as indicated in paragraph 4, this statement establishes standards of financial accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities.

a.	The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Quotation Bureau. Restricted stock (footnote2) does not meet that definition.

Footnote 2—Restricted stock, for the purpose of this Statement, means equity securities for which sale is restricted by governmental or contractual requirement (other than in connection with being pledged as collateral) except if that requirement terminates within one year or if the holder has the power by contract or otherwise to cause the requirement to be met within one year. Any portion of the security that can be reasonably expected to qualify for sale within one year, such as may be the case under Rule 144 or similar rules of the SEC, is not considered restricted.

The Company concluded that from the date of acquisition until December 15, 2004 the securities were restricted and because the Company did not have the power by contract or otherwise to cause the restriction to be lifted and because the securities were not publicly traded, the securities did not meet the requirements of SFAS 115 paragraph 3a for inclusion in investment securities.

APB 18 paragraph 6 a. states The cost method. An investor records an investment in the stock of an investee at cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition by the investor. The net accumulated earnings of an investee subsequent to the date of investment are recognized by the investor only to the extent distributed by the investee as dividends. Dividends received in excess of earnings subsequent to the date of investment are considered a return of investment and are recorded as reductions of cost of the investment. A series of operating losses of an investee or other factors may indicate that a decrease in value of the investment has occurred which is other than temporary and accordingly be recognized.

The Bancorp.com, Inc. was formed in 1999 and commenced operations in July 2000. Operations were conducted through a wholly owned subsidiary The Bancorp Bank. In February 2004, The Bancorp Bank offered shares to the public resulting in The Bancorp.com, Inc.’s ownership being reduced to 32.7%. On December 15, 2004, the shareholders approved a reorganization whereby The Bancorp Bank again became a wholly owned subsidiary of The Bancorp.com., Inc. The Bancorp.com, Inc. common shares began trading on the NASDAQ thereafter.

On December 15, 2004, following the reorganization approved by the stockholders, the Company obtained the power to remove the restriction and therefore the securities were within the scope of SFAS 115.

On December 20, 2004, The Hudson United Bancorp Asset Liability Committee met and instructed the Treasurer to designate the shares as Trading Securities and sell the entire holding of 92,282 shares. The Treasurer immediately commenced the legal process to remove the legend restricting sale of the shares and completed the sale of the shares January 21, 2005.

The designation of the shares as Trading and reclassification from Other Assets recorded on December 20, 2004 would be in accordance with generally accepted accounting principles.

The Hudson United Bancorp Asset Liability Committee was briefed on the requirements of SFAS 115 specifically paragraph 15 and Question 32 of the SFAS 115 Implementation Guide. The Committee concluded that this event was rare, isolated, nonrecurring and unusual.

Pursuant to the letter from the U.S. Securities and Exchange Commission (the “Commission”), dated June 23, 2005, to Hudson United Bancorp, Inc., the Company hereby acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly yours,

HUDSON UNITED BANCORP

/s/ Kenneth T. Neilson
Kenneth T. Neilson
Chairman, President and Chief Executive Officer